LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
November 2, 2023
VIA EDGAR TRANSMISSION
Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-179562 and 811-22668
Roundhill BIG Oil ETF (S000079580)
Roundhill BIG Railroad ETF (S000079581)
Roundhill BIG Airlines ETF (S000079577) (the “Funds)
Dear Mr. Sutcliffe:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of these series at this time.

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
225	11/17/2022	485APOS	0000894189-22-008398
245	1/30/2023	485BXT	0000894189-23-000731
247	2/6/2023	485BXT	0000894189-23-001026
250	2/13/2023	485BXT	0000894189-23-001100
251	2/16/2023	485BXT	0000894189-23-001188
253	2/23/2023	485BXT	0000894189-23-001361
257	3/1/2023	485BPOS	0000894189-23-001755
If you have any questions or require further information, please contact me at (414) 550‑7433 or kent.barnes@usbank.com.
Sincerely,

/s/Kent Barnes
Kent Barnes
Secretary